 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(11 November 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)
5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ......      No ..X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________
Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 11 November 2016 re: Director/PDMR Shareholding
11 November 2016

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 268 Partnership Shares acquired at GBP 00.558842 each and 80 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.558842	268
	Matching Shares	GBP 00.558842	80

d)	Aggregated information - Aggregated volume - Price	348 GBP 00.558842
e)	Date of the transaction	09 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 224 Partnership Shares acquired at GBP 00.558842 each and 80 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.558842	224
	Matching Shares	GBP 00.558842	80

d)	Aggregated information - Aggregated volume - Price	304 GBP 00.558842
e)	Date of the transaction	09 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 223 Partnership Shares acquired at GBP 00.558842 each and 80 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.558842	223
	Matching Shares	GBP 00.558842	80

d)	Aggregated information - Aggregated volume - Price	303 GBP 00.558842
e)	Date of the transaction	09 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Director Operations
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 224 Partnership Shares acquired at GBP 00.558842 each and 80 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.558842	224
	Matching Shares	GBP 00.558842	80

d)	Aggregated information - Aggregated volume - Price	304 GBP 00.558842
e)	Date of the transaction	09 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Simon Davies
2	Reason for the notification
a)	Position/status	Chief People, Legal and Strategy Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 269 Partnership Shares acquired at GBP 00.558842 each and 80 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.558842	269
	Matching Shares	GBP 00.558842	80

d)	Aggregated information - Aggregated volume - Price	349 GBP 00.558842
e)	Date of the transaction	09 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 268 Partnership Shares acquired at GBP 00.558842 each and 80 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.558842	268
	Matching Shares	GBP 00.558842	80

d)	Aggregated information - Aggregated volume - Price	348 GBP 00.558842
e)	Date of the transaction	09 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Digital
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 54 Partnership Shares acquired at GBP 00.558842 each and 80 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.558842	54
	Matching Shares	GBP 00.558842	80

d)	Aggregated information - Aggregated volume - Price	134 GBP 00.558842
e)	Date of the transaction	09 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 11 November 2016